Bachoco Announces Cash Dividend

CELAYA, Mexico, April 25, 2013 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco) announced today that during the Company's Annual Shareholder Meeting, held on April 24, 2013 in Mexico City, the Board of Directors approved a cash dividend payment for 2013.

The cash dividend payment set by the Board amounts to Ps. 0.5840 per share outstanding or Ps.7.008 per ADR (equals to twelve shares).

The dividend will be paid in two equal installments of Ps. 0.292 per share equivalent to Ps. 3.504 per ADR on the following dates in 2013: May 16 and July 11.

COMPANY DESCRIPTION

IndustriasBachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people. In 2012, the Company reported net sales of Ps. 39.3 billion.

The Company is rated AA (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, IndustriasBachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco